(logo) Fidelity Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	FPCMS 82 Devonshire Street Boston MA 02109-3614 617-563-7000

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	February 11, 2013

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Variable Insurance Products Fund V (the trust):
Target Volatility Portfolio (the fund)
File Nos. (033-17704) and (811-05361)
Post-Effective Amendment No. 45

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(b) under the Securities Act of 1933, as amended, (33 Act) transmitted herewith on behalf of the trust is Post-Effective Amendment No. 45 to the trust's current effective Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

This filing includes the Prospectus and Statement of Additional Information for Target Volatility Portfolio. Pursuant to Rule 472 under the 33 Act, the fund's Prospectus and SAI, as filed herein, have been tagged to indicate modifications and editorial changes made since the filing of Post-Effective Amendment No. 44.

This filing also serves to reflect Staff comments on Post-Effective Amendment No. 44, and make other non-material changes.

An effective date of February 12, 2013 is elected by the trust pursuant to Rule 485(b).

Please contact Jamie Plourde at (817) 474-7037 in connection with any questions or comments regarding this filing.

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Very truly yours,

/s/ Steve Kavalek
Steve Kavalek
Legal Product Group